UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 3 )*

Feldman Mall Properties, Inc.
(Name of Issuer)
Common Stock, $.01 par value
(Title of Class of Securities)
314308107
(CUSIP Number)
James W. Sight
8500 College Boulevard
Overland Park, Kansas 66210
(913) 362-9133
with a copy to:
Jefferson D. Dillon, Esq.
Shughart, Thomson & Kilroy, P.C.
120 W. 12th Street, Suite 1800
Kansas City, Missouri 64105
(816) 374-0525
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
May 5, 2008
(Date of Event Which Requires Filing of this Statement)

If the filing person has previous filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	314308107	Page	1	of	4

1.	NAMES OF REPORTING PERSONS. I.R.S. Identification Nos. of above persons (entities only). James W. Sight

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3.	SEC USE ONLY

4.	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	PF

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States of America

	7.	SOLE VOTING POWER

NUMBER OF		880,500

SHARES	8.	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9.	SOLE DISPOSITIVE POWER
REPORTING
PERSON		880,500

WITH	10.	SHARED DISPOSITIVE POWER

		0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	880,500

12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	6.76%* *Based on 13,018,831 shares outstanding

14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN
*   This Amendment No. 3 amends Schedule 13Ds originally filed by James W. Sight on November 15, 2007, as amended by Amendment No. 1 filed on March 4, 2008, and Amendment No. 2 filed on April 22, 2008.

Item 1. Security and Issuer
     (a) Security:
          Common Stock, $.01 par value per share (the “Shares”)
     (b) Name of Issuer:
          Feldman Mall Properties, Inc. (the “Company”)
     (b) Address of Issuer’s Principal Executive Offices:
          1010 Northern Blvd., Suite 314, Great Neck, N.Y. 11021
Item 2. Identity and Background
     (a) Name of Person Filing:
          James W. Sight (“Sight”)
     (b) Residence or Business Address:
          8500 College Blvd., Overland Park, Kansas 66210
     (c) Sight’s principal occupation is a securities trader and his business address is listed in Item 2(b) above which is incorporated herein by this reference.
     (d) Sight has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.
     (e) Sight was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction during the last five years.
     (f) Citizenship:
          United States of America
Item 3. Source and Amount of Funds or Other Consideration
     N/A
Item 4. Purpose of Transaction
     Sight is amending the original Schedule 13D filed November 15, 2007, as amended by Amendment No. 1 filed on March 4, 2008, and Amendment No. 2 filed on April 22, 2008, because Sight and the Company recently announced that they have reached an agreement relating to the Company’s 2008 Annual Meeting of Stockholders.
     Under the terms of the Settlement Agreement, a copy of which is attached to the Company’s 8K filed May 6, 2008, Sight has withdrawn his purported nomination of three persons for election to the Company’s Board of Directors and will not solicit proxies in connection with the Company’s 2008 Annual Meeting. In addition, Sight has agreed to vote his shares in support of all of the candidates nominated by the Company for election as directors at the 2008 Annual Meeting. Sight also has agreed to comply with certain standstill provisions for a period commencing on the date of the agreement and ending on the date that is 150 days before the first anniversary of the date of the proxy statement mailed to the stockholders of the Company in connection with its 2008 Annual Meeting of Stockholders, subject to the express understanding that these provisions will not restrict him from soliciting proxies or taking other actions in respect of the 2009 annual meeting of stockholders. The Company has agreed that its Board will nominate Sight for election as a director at the 2008 Annual Meeting of Stockholders.
Item 5. Interest in Securities of Issuer
     (a) See response corresponding to Row 11 of the Cover Page for the aggregate number of Shares beneficially owned by Sight, which is incorporated herein by reference. See response corresponding to Row 13 of the Cover Page for the percentage of Shares owned by Sight, which is incorporated herein by reference.
     (b) See response corresponding to Rows 7-10 of the Cover Page for the number of shares as to which Sight has sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct or to direct the disposition, and shared power to dispose or to direct the disposition, which responses are incorporated herein by reference.
     (c) During the last 60-day period, Sight has not effected the following Share transactions via the New York Stock Exchange:

Date of Acquisition	No. of Shares	Price Per Share

4/17/08	30,500	$2.17
     (d) No person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.
     (e) N/A
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
     N/A
Item 7. Material to Be Filed as Exhibits
     None

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

May 14, 2008 Date
/s/ James W. Sight
Signature

James W. Sight
Name/Title